# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bridge Investment Group Holdings Inc., CIK 0001854401
CUSIP: 10806B100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 111 E. Sego Lily Drive, Suite 400, Salt Lake City, Utah (UT), 84070
Date of event which requires filing of this statement: 02/23/2025
Amends the filing with accession number 0001193125-21-231502
Filed by CIK 0001569086
Persons authorized to receive notices and communications: Robert R. Morse, 111 E. Sego Lily Drive, Suite 400, Salt Lake City, Utah (UT), 84070, 801-716-4500

## Reporting persons
- Robert Randolph Morse (CIK 0001569086): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 3,157,271; shared voting power 35,086,776; sole dispositive power 3,157,271; shared dispositive power 35,086,776; aggregate amount beneficially owned 38,244,047 (47.9% of the class)
- FLM Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 33,635,780; shared voting power 0; sole dispositive power 33,635,780; shared dispositive power 0; aggregate amount beneficially owned 33,635,780 (42.9% of the class)
- Jonathan Slager (CIK 0001870998): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 939,394; shared voting power 19,962,816; sole dispositive power 939,394; shared dispositive power 6,163,840; aggregate amount beneficially owned 20,902,210 (32.7% of the class)
- SF Intentional Irrevocable Trust Dated December 30, 2019: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 2,374,838; shared voting power 17,587,978; sole dispositive power 2,374,838; shared dispositive power 0; aggregate amount beneficially owned 19,962,816 (31.2% of the class)
- J.P. Slager, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 3,468,512; shared voting power 0; sole dispositive power 3,468,512; shared dispositive power 0; aggregate amount beneficially owned 3,468,512 (7.2% of the class)
- Adam O'Farrell (CIK 0001870917): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 538,038; shared voting power 16,878,764; sole dispositive power 538,038; shared dispositive power 2,926,699; aggregate amount beneficially owned 17,416,802 (28.4% of the class)
- Adam B. O'Farrell and Tracy K. O'Farrell Trust dtd May 9, 2019: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,465,749; shared voting power 15,413,015; sole dispositive power 1,465,749; shared dispositive power 0; aggregate amount beneficially owned 16,878,764 (27.5% of the class)
- Dean Allara (CIK 0001870999): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 6,966,284; shared voting power 11,892,717; sole dispositive power 6,966,284; shared dispositive power 1,558,632; aggregate amount beneficially owned 18,859,001 (30% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Bridge Investment Group Holdings Inc.
Address of issuer's principal executive offices: 111 E. Sego Lily Drive, Suite 400, Salt Lake City, Utah (UT), 84070
Comment: This Amendment No. 6 to Schedule 13D ("Amendment No. 6") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on July 30, 2021, as amended by Amendment No. 1 to Schedule 13D filed on January 7, 2022, Amendment No. 2 to Schedule 13D filed on January 10, 2023, Amendment No. 3 to Schedule 13D filed on July 5, 2023, Amendment No. 4 to Schedule 13D filed on January 5, 2024 and Amendment No. 5 to Schedule 13D filed on January 3, 2025 (as amended, the "Schedule 13D") relating to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Bridge Investment Group Holdings Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Merger Agreement

On February 23, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among the Issuer, Apollo Global Management, Inc., a Delaware corporation ("Parent"), Bridge Investment Group Holdings LLC, a Delaware limited liability company and subsidiary of the Issuer ("OpCo"), Aspen PubCo Merger Sub I, Inc., a Delaware corporation and a wholly owned, direct subsidiary of Parent ("Merger Sub Inc."), Aspen Second Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent ("Merger Sub LLC" and, together with Merger Sub Inc., the "Merger Subs") and, solely for purposes of Section 6.16 thereof, Adam O'Farrell as the OpCo Representative (as defined in the Merger Agreement). The Merger Agreement provides, among other things, that, on the terms and subject to the conditions set forth therein, Merger Sub Inc. will be merged with and into the Issuer with the Issuer surviving such merger (the "Surviving Corporation") as a wholly owned subsidiary of Parent (the "Corporate Merger"), and Merger Sub LLC will be merged with and into OpCo with OpCo surviving such merger as the surviving limited liability company (the "Surviving LLC") and a wholly owned subsidiary of Parent (the "LLC Merger" and, together with the Corporate Merger, the "Mergers," and the Mergers, collectively with all other transactions contemplated by the Merger Agreement, the "Transactions").

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Corporate Merger (the "Effective Time"), (i) each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time (but excluding any shares of Common Stock (as defined below) that are owned directly by Parent, Merger Sub Inc. or any of their subsidiaries immediately prior to the Effective Time or held in treasury of the Issuer) shall be cancelled and extinguished and automatically converted into and shall thereafter represent the right to receive from Parent a number of validly issued, fully paid and nonassessable shares of Parent common stock equal to 0.07081 (the "Class A Exchange Ratio") and cash in lieu of fractional shares of Parent common stock, if any, in each case, in accordance with the procedures set forth in the Merger Agreement and without interest (the "Class A Corporate Merger Consideration"), payable to the holder thereof, without interest, in accordance with the terms of the Merger Agreement, (ii) each share of Class B common stock, $0.01 par value per share, of the Issuer (the "Class B Common Stock," and together with the Class A Common Stock, the "Common Stock") issued and outstanding immediately prior to the Effective Time shall, by virtue of the Corporate Merger, and without any action on the part of the holder thereof (but excluding any shares of Common Stock that are owned directly by Parent, Merger Sub Inc. or any of their subsidiaries immediately prior to the Effective Time or held in treasury of the Issuer), be cancelled and extinguished and automatically converted into and shall thereafter represent the right to receive from Parent a number of validly issued, fully paid and nonassessable shares of Parent common stock equal to 0.00006 (subject to such adjustments as may be required to ensure that the value of the Class B Corporate Merger Consideration (as defined below) received at the Effective Time in respect of one share of Class B Common Stock does not exceed $0.01, the "Class B Exchange Ratio"), and cash in lieu of fractional shares of Parent common stock, if any, in each case, in accordance with the procedures set forth in the Merger Agreement and without interest (the "Class B Corporate Merger Consideration," and together with the Class A Corporate Merger Consideration, the "Corporate Merger Consideration"), payable to the holder thereof, without interest, in accordance with the terms of the Merger Agreement, and (iii) each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub Inc. issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the LLC Merger (the "LLC Merger Effective Time"), (i) each Class A Unit issued and outstanding immediately prior to the LLC Merger Effective Time (but excluding any OpCo Units (as defined below) that are owned directly by Parent, Merger Sub LLC or any of their subsidiaries, OpCo Units that are held in treasury of OpCo immediately prior to the LLC Merger Effective Time, Class A Units that are owned directly by the Issuer and Class A Units that are exchanged into shares of Class A Common Stock as permitted by the Merger Agreement and the operating agreement of OpCo) shall be cancelled and extinguished and automatically converted into and shall thereafter represent the right to receive from Parent that number of validly issued, fully paid and nonassessable shares of Parent common stock equal to the Class A Exchange Ratio and cash in lieu of fractional shares of Parent common stock, if any, in each case, in accordance with the procedures set forth in the Merger Agreement and without interest (such shares, the "LLC Merger Consideration"), payable to the holder thereof, without interest, in accordance with the terms of the Merger Agreement, (ii) each OpCo Class B Common Unit (the "Class B Unit," and together with the Class A Unit, the "OpCo Units") issued and outstanding immediately prior to the LLC Merger Effective Time shall, by virtue of the LLC Merger, and without any action on the part of the holder thereof, be cancelled and retired without any conversion thereof and shall cease to exist and no payment shall be made in respect thereof and (iii) each Class A Unit owned directly by the Issuer shall be unaffected by the LLC Merger and shall remain outstanding as Class A Units of the Surviving LLC held by the Issuer.

On the terms and subject to the conditions set forth in the Merger Agreement, effective as of immediately prior to the Effective Time, automatically and without any action on the part of the holders thereof or the Issuer or its subsidiaries, (i) each Issuer RSU Award that is outstanding and unvested as of immediately prior to the Effective Time shall be converted into a number of restricted stock units of Parent with respect to shares of Parent common stock ("Parent RSU Award") (rounded down to the nearest whole share of Parent common stock), subject to the same terms and conditions as were applicable to such Issuer RSU Award immediately prior to the Effective Time, equal to (x) the Class A Exchange Ratio multiplied by (y) the number of shares of Class A Common Stock subject to such Issuer RSU Award immediately prior to the Effective Time, and (ii) each Issuer Restricted Stock Award (or portion thereof) that is outstanding and unvested as of immediately prior to the Effective Time shall be converted into an award of restricted shares of Parent common stock ("Parent Restricted Stock Award") (rounded down to the nearest whole share of Parent common stock), subject to the same terms and conditions as were applicable to such Issuer Restricted Stock Award immediately prior to the Effective Time, equal to (x) the Class A Exchange Ratio multiplied by (y) the number of shares of Issuer Class A Common Stock subject to such Issuer Restricted Stock Award immediately prior to the Effective Time, and cash in lieu of fractional shares of Parent common stock, if any, in each case, in accordance with the procedures set forth in the Merger Agreement and without interest; provided, that, outstanding and unvested Issuer Restricted Stock Awards that are held by non-employee directors of the Issuer shall become fully vested as of immediately prior to the Effective Time and shall be converted into the right to receive the Corporate Merger Consideration as provided in the Merger Agreement.

On the terms and subject to the conditions set forth in the Merger Agreement, effective as of immediately prior to the LLC Merger Effective Time, automatically and without any action on the part of the holder thereof or the Issuer or its subsidiaries, each award of Class A Units ("OpCo Class A Award") that is outstanding and unvested as of immediately prior to the LLC Merger Effective Time shall be converted into an award of restricted shares of Parent common stock ("Parent OpCo Stock Award") (rounded down to the nearest whole share of Parent common stock), subject to the same terms and conditions as were applicable to such unvested OpCo Class A Award immediately prior to the LLC Merger Effective Time, equal to (i) the Class A Exchange Ratio multiplied by (ii) the number of shares of Class A Units subject to such OpCo Class A Award immediately prior to the LLC Merger Effective Time, and cash in lieu of fractional shares of Parent common stock, if any, in each case, in accordance with the procedures set forth in the Merger Agreement and without interest (the "OpCo Unit Consideration").

On the terms and subject to the conditions set forth in the Merger Agreement, (i) from and after the Effective Time, the officers of the Issuer immediately prior to the Effective Time (unless otherwise determined by Parent in its sole discretion) shall be the officers of the Surviving Corporation and the directors of Merger Sub Inc. immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) from and after the LLC Merger Effective Time, the officers of OpCo immediately prior to the LLC Merger Effective Time (unless otherwise determined by Parent in its sole discretion) shall be the officers of the Surviving LLC.

The consummation of the Transactions is subject to certain customary conditions, including approval of the Transactions by the affirmative vote of the holders representing at least a majority of the aggregate voting power of the outstanding shares of Common Stock entitled to vote in accordance with the General Corporation Law of the State of Delaware, voting together as a single class (the "Required Issuer Stockholder Approval"). The consummation of the Transactions would occur on the date which is two (2) business days after the satisfaction or waiver of the conditions to closing or if such date is within five (5) business days prior to the first business day of a month, on such first business day. However, the consummation of the Transactions may not occur prior to the date that is six (6) months following the date of the Merger Agreement without the consent of Parent.

The Merger Agreement may be terminated by either the Issuer or Parent under certain circumstances, including (i) by mutual written agreement of the Issuer (acting upon the direction a special committee of the Board, comprised solely of independent directors and established by the Board for the purpose of reviewing, evaluating and negotiating strategic opportunities for the Issuer (the "Special Committee")) and Parent and (ii) if the closing of the Mergers (the "Closing") has not occurred on or before the twelve month anniversary following the date of the Merger Agreement (the "End Date"). In addition, prior to obtaining the Required Issuer Stockholder Approval, the Issuer (acting upon the direction of the Special Committee) may terminate the Merger Agreement, subject to the payment of a termination fee, in order to enter into an agreement for a Superior Proposal (as defined in the Merger Agreement), and Parent may terminate the Merger Agreement if the Issuer's board of directors (acting upon the direction of the Special Committee) makes an adverse recommendation change.

Second A&R Tax Receivable Agreement

Concurrently with the execution of the Merger Agreement and as a condition to Parent's entry into the Merger Agreement, the Issuer, OpCo and certain beneficiaries party to the Amended and Restated Tax Receivable Agreement, including certain of the Reporting Persons (the "TRA Members"), dated as of January 1, 2022, entered into a Second Amended and Restated Tax Receivable Agreement with Parent (the "Second A&R Tax Receivable Agreement"), which will become effective immediately prior to the Effective Time and provides, among other things, that, (i) the TRA Members will forego the acceleration of certain payments that would otherwise have been payable to the TRA Members by the Issuer as a result of the Transactions, (ii) following the consummation of the Mergers, the utilization of the tax attributes covered by the Second A&R Tax Receivable Agreement and corresponding payments to which the TRA Members are entitled will be made by reference to Parent's consolidated group's tax liability, and (iii) no accelerated payments will be due in connection with any future change of control of Parent or any material breach by Parent of the Second A&R Tax Receivable Agreement. The Second A&R Tax Receivable Agreement will automatically terminate in the event the Merger Agreement is terminated in accordance with its terms.

Voting Agreements

Concurrently with the execution of the Merger Agreement, each of the Reporting Persons and certain of their respective affiliates (collectively, the "Specified Stockholders") entered into separate voting agreements (each, a "Voting Agreement," and collectively, the "Voting Agreements") with the Issuer, OpCo, Parent and the Merger Subs, whereby each Specified Stockholder agreed, among other things, to vote their respective shares of Common Stock and OpCo Units currently beneficially owned or thereafter acquired by such Specified Stockholder, in each case, (i) in favor of the adoption of the Merger Agreement and the Transactions, (ii) in favor of the approval of any proposal to adjourn the Issuer stockholder meeting to a later date if there are not sufficient affirmative votes (in person or by proxy) to obtain the Required Issuer Stockholder Approval on the date on which such meeting is held, (iii) against any acquisition proposal or any proposal or action that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Mergers, and (iv) in favor of any other matter or action necessary for the consummation of the Mergers. As of the date hereof, the Specified Stockholders collectively control approximately 51.4% of the voting power of the Common Stock. Each Voting Agreement will terminate upon the earliest to occur of, among other things, (i) the Effective Time, (ii) the valid termination of the Merger Agreement in accordance with its terms, (iii) the date on which any amendment or modification to the Merger Agreement is effected without the Specified Stockholders' prior written consent, that (A) diminishes the Corporate Merger Consideration or LLC Merger Consideration to be received by the stockholders of the Issuer or (B) changes the form in which such consideration is payable to the stockholders of the Issuer, (iv) the mutual written consent of the parties to such Voting Agreement (including, with respect to the Issuer, upon the direction of the Special Committee), and (v) the date on which the Special Committee effects an adverse recommendation change in compliance with the Merger Agreement.

In addition, the Voting Agreements contain certain restrictions on transfer, subject to certain exceptions, with respect to securities held by the Specified Stockholders for a period beginning on February 23, 2025 and ending on the earlier to occur of (i) the Effective Time, (ii) the valid termination of the Merger Agreement, according to its terms, (iii) the date on which any amendment or modification to the Merger Agreement is effected, or any waiver of the Issuer's rights under the Merger Agreement is granted, in each case, without the Specified Stockholders' prior written consent, that (A) diminishes the Corporate Merger Consideration or LLC Merger Consideration per share to be received by the stockholders of the Issuer or (B) changes the form in which such consideration per share is payable to the stockholders of the Issuer, (iv) the termination of the Voting Agreement by written consent of the parties hereto (including, with respect to the Issuer, upon the direction of the Special Committee) and (v) the date on which the Special Committee effects an Adverse Recommendation Change (as defined in the Merger Agreement).

The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 11 and 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

The ownership information presented herein represents beneficial ownership of Class A Common Stock as of the date hereof, based on 44,707,839 shares of Class A Common Stock outstanding as of February 21, 2025. Each Class A Unit may be redeemed at any time for shares of Class A Common Stock on a 1-to-1 basis. As such, each of the individuals and entities noted below may be deemed to beneficially own the shares of Class A Common Stock issuable upon redemption of the Class A Units.

Mr. Morse is (i) the record holder of 3,157,271 shares of Class A Common Stock; (ii) the manager of FLM Holdings, LLC, which is the record holder of 33,635,780 Class A Units; and (iii) the manager of FLM Management LLC, which is the trustee of various family trusts that are the record holders of an aggregate of 1,450,996 Class A Units. As a result, Mr. Morse may be deemed to share beneficial ownership of the securities held of record by FLM Holdings, LLC and the various family trusts.

Mr. Slager is (i) the record holder of 939,394 shares of Class A Common Stock; (ii) the grantor of the SF Intentional Irrevocable Trust, which is the record holder of 2,374,838 Class A Units; (iii) the manager of J.P. Slager, LLC, which is the record holder of 3,468,512 Class A Units; and (iv) the manager of The Christmas, LLC, which is the general partner of the Slager Family Limited Partnership which is the record holder of 320,490 Class A Units. As a result, Mr. Slager may be deemed to share beneficial ownership of the securities held of record by the SF Intentional Irrevocable Trust, J.P. Slager, LLC and the Slager Family Limited Partnership. In addition, certain parties to the Stockholders Agreement have granted an irrevocable proxy to the SF Intentional Irrevocable Trust to vote 13,798,976 shares of Class A Common Stock and Class A Units in the aggregate. As a result, Mr. Slager may be deemed to share beneficial ownership of the securities subject to the irrevocable proxy.

Mr. O'Farrell is (i) the record holder of 538,038 shares of Class A Common Stock and may be deemed to share beneficial ownership of 1,460,950 Class A Units held of record by the O'Farrell Irrevocable Trust, of which Mr. O'Farrell is trustee; and (ii) the trustee of the O'Farrell Trust, which is the record holder of 1,465,749 Class A Units. As a result, Mr. O'Farrell may be deemed to share beneficial ownership of the securities held of record by the O'Farrell Trust and the O'Farrell Irrevocable Trust. In addition, certain parties to the Stockholders Agreement have granted an irrevocable proxy to the O'Farrell Trust to vote 13,952,065 shares of Class A Common Stock and Class A Units in the aggregate. As a result, Mr. O'Farrell may be deemed to share beneficial ownership of the securities subject to the irrevocable proxy.

Mr. Allara is (i) the record holder of 6,966,284 shares in the aggregate of Class A Common Stock and Class A Units and may be deemed to share beneficial ownership of (a) 500,000 Class A Units held of record by the Dean Allara Family Legacy Trust, of which Mr. Allara is trustee, and (b) 500,000 Class A Units held of record by the Stacey Allara Family Legacy Trust, of which Mr. Allara is trustee; and (ii) the manager of Rockridge Investments, LLC, which is the record holder of 558,632 Class A Units. As a result, Mr. Allara may be deemed to share beneficial ownership of the securities held of record by the Dean Allara Family Legacy Trust, the Stacey Allara Family Legacy Trust and Rockridge Investments, LLC. In addition, certain parties to the Stockholders Agreement have granted an irrevocable proxy to Dean Allara to vote 10,334,085 shares of Class A Common Stock and Class A Units in the aggregate. As a result, Mr. Allara may be deemed to share beneficial ownership of the securities subject to the irrevocable proxy.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7-10 of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
During the past 60 days, and since the filing of Amendment No. 5, the Reporting Persons effected the following open-market sell-to-cover transactions of Class A Common Stock. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each transaction.

On January 2, 2025, Messrs. Morse, Slager, O'Farrell and Allara sold 45,343, 11,403, 6,655 and 10,438 shares, respectively, at prices ranging from $8.18 to $8.48, with a weighted average price per share of $8.29.

On January 3, 2025, Messrs. Morse, Slager, O'Farrell and Allara sold 44,553, 11,204, 6,539 and 10,256 shares, respectively, at prices ranging from $7.94 to $8.29, with a weighted average price per share of $8.07.

On January 6, 2025, Messrs. Morse, Slager, O'Farrell and Allara sold 47,252, 11,883, 6,935 and 10,877 shares, respectively, at prices ranging from $8.27 to $8.41, with a weighted average price per share of $8.31.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 4 above summarizes certain provisions of the Merger Agreement and the Voting Agreement and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Agreement and Plan of Merger, dated as of February 23, 2025 (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on February 24, 2025).

Exhibit 2: Form of Voting Agreements, dated as of February 23, 2025 (incorporated by reference to Exhibit 99.2 to the Issuer's Current Report on Form 8-K filed on February 24, 2025).

## Signatures
- Robert Randolph Morse: /s/ Robert Randolph Morse, Robert Randolph Morse (02/25/2025)
- FLM Holdings, LLC: /s/ Robert Randolph Morse, Robert Randolph Morse, Manager (02/25/2025)
- Jonathan Slager: /s/ Jonathan Slager, Jonathan Slager (02/25/2025)
- SF Intentional Irrevocable Trust Dated December 30, 2019: /s/ Jonathan Slager, Jonathan Slager, Trustee (02/25/2025)
- J.P. Slager, LLC: /s/ Jonathan Slager, Jonathan Slager, Manager (02/25/2025)
- Adam O'Farrell: /s/ Adam O'Farrell, Adam O'Farrell (02/25/2025)
- Adam B. O'Farrell and Tracy K. O'Farrell Trust dtd May 9, 2019: /s/ Adam O'Farrell, Adam O'Farrell, Trustee (02/25/2025)
- Dean Allara: /s/ Dean Allara, Dean Allara (02/25/2025)